SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
(Amendment No. 2)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
EXELA TECHNOLOGIES, INC.

(Name of Subject Company (Issuer) and Filing Person(Offeror))
Common Stock

(Title of Class of Securities)
30162V409

(CUSIP Numbers of Class of Securities)
Shrikant Sortur
Chief Financial Officer
Exela Technologies, Inc.
2701 E. Grauwyler Rd.
Irving, TX 75061
(844) 935-2832

(Name, address and phone number of person authorized to receive notices and communications on behalf of filing person)
With copies to:
Maurice M. Lefkort; Sean M. Ewen
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Telephone: (212) 728-8239; (212) 728-8867
Facsimile: (212) 728-9239; (212) 728-9867

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing**
$39,000,000.00	$3,615.30***

*
Estimated solely for purposes of calculating the amount of the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on the product of (i) $0.39, the average of the high and low prices per share of the Issuer’s Common Stock on January 24, 2022 as reported on the Nasdaq Capital Market, and (ii) 100,000,000, the estimated number of shares of Common Stock to be exchanged in the transaction.

**
The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and the Fee Rate Advisory #1 for Fiscal Year 2022, issued August 23, 2021, by multiplying the transaction value by 0.0000927.

***
Previously paid.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(42) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number; or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-l.

☒
issuer tender offer subject to Rule 13e4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO (together with the Initial Schedule TO (as defined below), and as amended hereby, this “Schedule TO”) is filed by Exela Technologies, Inc., a Delaware corporation (“Exela” or the “Company”). This Amendment No. 2 is a filing to increase the consideration Exela is offering for its shares of Common Stock upon the terms and subject to the conditions set forth in the Offer to Exchange, dated January 26, 2022 (as amended and supplemented from time to time, the “Offer to Exchange”) and the related offer materials (as amended and supplemented from time to time, the “Offer Documents”), specifically through the filing of Supplemental No. 1 to the Offer to Exchange, the Press Release issued by the Company, dated February 7, 2022, an Updated Exela Webpage and an Amended and Restated Letter of Transmittal. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Exchange and the Offer Documents.
Items 1 through 11.
Items 1 — 11 are hereby amended and updated by the Supplement No. 1 to the Offer to Exchange, dated February 7, 2022, which is incorporated herein by reference.
Item 12.   Exhibits.
(a)(1)(A)	Offer to Exchange, dated January 26, 2022(1)
(a)(1)(B)	Letter of Transmittal(1)
(a)(1)(C)	Notice of Guaranteed Delivery(1)
(a)(1)(D)	Letter to Broker(1)
(a)(1)(E)	Letter to Clients(1)
(a)(1)(F)	Form of Summary Advertisement, dated January 26, 2022(1)
(a)(1)(G)*	Supplement No. 1 to the Offer to Exchange, dated February 7, 2022
(a)(1)(H)*	Amended and Restated Letter of Transmittal
(a)(5)(A)	Press Release issued by the Company, dated January 26, 2022(1)
(a)(6)(A)	Exela Webpage(1)
(a)(7)(A)	Form of E-mail Communication to be sent by the Company commencing January 31, 2022(2)
(a)(8)(A)*	Press Release issued by the Company, dated February 7, 2022
(a)(9)(A)*	Updated Exela Webpage
(d)(1)	Form of Indenture between the Company and U.S. Bank National Association, as Trustee.(2)
(d)(2)	Form of First Supplemental Indenture between the Company and U.S. Bank National Association, as Trustee, relating to the Company’s 6.00% Senior Notes due 2029(2)

*
Filed herewith.

(1)
Incorporated by reference from the Initial Schedule TO, filed by the Company with the Securities and Exchange Commission on January 26, 2022.

(2)
Incorporated by reference from the Initial Schedule TO, filed by the Company with the Securities and Exchange Commission on February 1, 2022.

Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Exela Technologies, Inc.
By:
/s/ Erik Mengwall

Name: Erik Mengwall
Tile: Secretary
Date: February 7, 2022

EXHIBIT INDEX
(a)(1)(A)	Offer to Exchange, dated January 26, 2022(1)
(a)(1)(B)	Letter of Transmittal(1)
(a)(1)(C)	Notice of Guaranteed Delivery(1)
(a)(1)(D)	Letter to Broker(1)
(a)(1)(E)	Letter to Clients(1)
(a)(1)(F)	Form of Summary Advertisement, dated January 26, 2022(1)
(a)(1)(G)*	Supplement No. 1 to the Offer to Exchange, dated February 7, 2022
(a)(1)(H)*	Amended and Restated Letter of Transmittal
(a)(5)(A)	Press Release issued by the Company, dated January 26, 2022(1)
(a)(6)(A)	Exela Webpage(1)
(a)(7)(A)	Form of E-mail Communication to be sent by the Company commencing January 31, 2022(2)
(a)(8)(A)*	Press Release issued by the Company, dated February 7, 2022
(a)(9)(A)*	Updated Exela Webpage
(d)(1)	Form of Indenture between the Company and U.S. Bank National Association, as Trustee.(2)
(d)(2)	Form of First Supplemental Indenture between the Company and U.S. Bank National Association, as Trustee, relating to the Company’s 6.00% Senior Notes due 2029(2)

*
Filed herewith.

(1)
Incorporated by reference from the Initial Schedule TO, filed by the Company with the Securities and Exchange Commission on January 26, 2022.

(2)
Incorporated by reference from the Initial Schedule TO, filed by the Company with the Securities and Exchange Commission on February 1, 2022.